

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 22, 2010

via U.S. Mail and fax at 314-213-7250

Mr. V.L. Richey, Jr.
Chairman, President and
Chief Executive Officer
ESCO Technologies Inc.
9900A Clayton Road
St. Louis, Missouri 63124-1186

> **RE: ESCO Technologies Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed November 30, 2009**
> **File No. 1-10596**

Dear Mr. Richey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/ Kathleen Krebs

for Larry Spirgel
Assistant Director